SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                      COMPLETE WELLNESS CENTERS, INC.
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                             (Name of Issuer)

                Common Stock, par value $.0001665 per share
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                     (Title of Class and Securities)

                                20452H4-10-3
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                   (CUSIP Number of Class of Securities)

                          Howard E. Sullivan, Esq.
                     411 West Putnam Avenue, Suite 125
                        Greenwich, Connecticut 06830
                               (203) 862-7400
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)
                                  Copy to:

                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                              January 13, 1998
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule 13d-1(b)(3) or (4), check the following:   ( )

       See Rule 13d-1(a) for other parties to whom copies are to be sent.



           CUSIP No. 20452H4-10-3      13D

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       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                              Imprimis Investors LLC
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       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) (X)
                                                              (b) ( )
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       3.  SEC USE ONLY

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       4.  SOURCE OF FUNDS
                                               WC
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       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
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       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                            Delaware
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        NUMBER OF    7.  SOLE VOTING POWER   -0-
         SHARES
      BENEFICIALLY   8.  SHARED VOTING POWER
        OWNED BY                             2,280,000
          EACH       9.  SOLE DISPOSITIVE POWER
        REPORTING                                  -0-
         PERSON      10  SHARED DISPOSITIVE POWER
          WITH                              2,280,000
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      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                                2,280,000
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      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         ( )

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      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           45.6% (based on 2,149,286 shares of Common Stock outstanding on January 12, 1998 and 2,850,000 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D)
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      14.  TYPE OF REPORTING PERSON
                                               OO
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           CUSIP No. 20452H4-10-3    13D
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       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                          Wexford Spectrum Investors LLC
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       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) (X)
                                                              (b) ( )
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       3.  SEC USE ONLY

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       4.  SOURCE OF FUNDS
                                               WC

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       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
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       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                            Delaware
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        NUMBER OF    7.  SOLE VOTING POWER   -0-
         SHARES
      BENEFICIALLY   8.  SHARED VOTING POWER
        OWNED BY                              570,000
          EACH       9.  SOLE DISPOSITIVE POWER
        REPORTING                                  -0-
         PERSON      10  SHARED DISPOSITIVE POWER
          WITH                               570,000

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      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                                 570,000
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      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         ( )
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      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.4%(based on 2,149,286 shares of Common Stock outstanding on January 12, 1998 and 2,850,000 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D)
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      14.  TYPE OF REPORTING PERSON
                                               OO
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                                     13D
           CUSIP No. 20452H4-10-3
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       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                              Wexford Management LLC
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       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) (X)
                                                              (b) ( )
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       3.  SEC USE ONLY

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       4.  SOURCE OF FUNDS
                                               AF

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       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
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       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Connecticut
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        NUMBER OF    7.  SOLE VOTING POWER   -0-
         SHARES
      BENEFICIALLY   8.  SHARED VOTING POWER
        OWNED BY                             2,850,000
          EACH       9.  SOLE DISPOSITIVE POWER
        REPORTING                                  -0-
         PERSON      10  SHARED DISPOSITIVE POWER
          WITH                              2,850,000

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      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                            2,850,000
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      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         ( )

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      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           57.0% (based on 2,149,286 shares of Common Stock
           outstanding on January 12, 1998 and 2,850,000 shares of
           Common Stock issuable to the Reporting Person and the
           other Reporting Persons filing this Schedule 13D)
------------------------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               OO
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           CUSIP No. 20452H4-10-3    13D
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       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                                 Joseph M. Jacobs
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       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) (X)
                                                              (b) ( )
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       3.  SEC USE ONLY

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       4.  SOURCE OF FUNDS
                                               AF

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       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
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       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States of America
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        NUMBER OF    7.  SOLE VOTING POWER   -0-
         SHARES
      BENEFICIALLY   8.  SHARED VOTING POWER
        OWNED BY                             2,850,000
          EACH       9.  SOLE DISPOSITIVE POWER
        REPORTING                                  -0-
         PERSON      10  SHARED DISPOSITIVE POWER
          WITH                              2,850,000
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      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                                2,850,000
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      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         ( )

------------------------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           57.0% (based on 2,149,286 shares of Common Stock
           outstanding on January 12, 1998 and 2,850,000 shares of
           Common Stock issuable to the Reporting Person and the
           other Reporting Persons filing this Schedule 13D)
------------------------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IA
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           CUSIP No. 20452H4-10-3    13D
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       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                               Charles E. Davidson
------------------------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) (X)
                                                              (b) ( )
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       3.  SEC USE ONLY
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       4.  SOURCE OF FUNDS
                                               AF
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       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
------------------------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States of America

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        NUMBER OF    7.  SOLE VOTING POWER   -0-
         SHARES
      BENEFICIALLY   8.  SHARED VOTING POWER
        OWNED BY                            2,850,000
          EACH       9.  SOLE DISPOSITIVE POWER
        REPORTING                                  -0-
         PERSON      10  SHARED DISPOSITIVE POWER
          WITH                              2,850,000

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      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                                2,850,000
------------------------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         ( )

------------------------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           57.0% (based on 2,149,286 shares of Common Stock
           outstanding on January 12, 1998 and 2,850,000 shares of
           Common Stock issuable to the Reporting Person and the
           other Reporting Persons filing this Schedule 13D)
------------------------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
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     Item 1.   Security and Issuer.

          This statement relates to the shares of common stock, par value $.0001665 per share (the "Common Stock"), of Complete
     Wellness Centers, Inc. a Delaware corporation (the "Company"). The Company has its principal executive offices at 725 Independence Avenue, Washington, D.C. 20003.

     Item 2.   Identity and Background.

          (a) This statement is being filed by (i) Imprimis Investors LLC, a limited liability company organized under the laws of the State of Delaware ("Imprimis"), (ii) Wexford Spectrum Investors LLC, a limited liability company organized under the laws of the State of Delaware ("Wexford"), (iii) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management"), (iv) Charles E. Davidson and (v) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.

          (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

          (c) Imprimis is a Delaware limited liability company, the members of which are private investment funds. The principal business of Imprimis is investments.

               Wexford is a Delaware limited liability company, the members of which are private investment funds. The principal business of Wexford is investments.

               Wexford Management is the manager of Imprimis and Wexford. Wexford Management also serves as investment manager or sub-advisor to the members of Imprimis and Wexford.

               Charles E. Davidson is chairman and a controlling member of Wexford Management. Mr. Davidson also is a controlling person or an investor in a number of private companies, including certain members of Imprimis, Wexford and their controlling persons.

               Joseph M. Jacobs is president, managing member and a controlling member of Wexford Management. Mr. Jacobs also is a controlling person or an investor in a number of private companies, including certain members of Imprimis, Wexford and their controlling persons.

          (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal of state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Davidson and Mr. Jacobs are United States citizens.

     Item 3.   Source and Amount of Funds or Other Consideration.

          On January 13, 1998, Imprimis acquired from the Company common stock purchase warrants (the "Warrants") to purchase 2,280,000 shares common stock, par value .0001665 per share, of the Company (the "Common Stock"), at an initial exercise price of $1.75 per share, and 80,000 shares of senior redeemable preferred stock, par value $.01 per share (the "Preferred Stock"), of the Company. On the same date, Wexford acquired from the Company Warrants to purchase 570,000 shares of Common Stock and 20,000 shares of the Preferred Stock. See Item 6 for a description of certain provisions of the Warrants and the Preferred Stock. See Item 6 for additional information concerning the terms of the Preferred Stock and the Warrants and certain agreements entered into by the Company in connection therewith.

          To acquire the Warrants and the Preferred Stock, Imprimis and Wexford made initial payments to the Company of $800,000 and $200,000, respectively, on January 13, 1998, and will make additional payments to the Company of $3,200,000 and $800,000, respectively, on January 27, 1998, net of fees and expense reimbursement payable by the Company to Imprimis and Wexford. Approximately $500,000 of the initial payment of Imprimis was funded by the repayment by the Company of a loan made by Imprimis on December 19, 1997. The funds used by Imprimis and Wexford to make such loan, such initial payments and such additional payments, as the case may be, came from or will come from the working capital of Imprimis and Wexford.

     Item 4.   Purpose of Transaction.

          The Reporting Persons have acquired the Warrants for
     investment purposes pursuant to an Investment Agreement, dated as of December 19, 1997 and supplemented as of January 12, 1998, among the Company, Wexford and Imprimis (as supplemented, the "Investment Agreement") and have obtained certain registration rights with respect to the Common Stock issuable upon exercise of the Warrants pursuant to a Registration Rights Agreement, dated as of January
     12, 1998 (the "Registration Rights Agreement").   In connection
     with the transactions described above, the Company agreed that a designee of Wexford and Imprimis will be appointed to the Board of Directors of the Company as soon as practicable. Frank S. Plimpton, an officer of Wexford Management, is expected to be elected pursuant to such agreement. The Company has agreed that, for so long as the Preferred Stock remains outstanding, the Company shall take such action as shall be necessary to ensure that at least one designee of the holders of Preferred Stock shall be duly elected to
     serve as a director of the Company.   See Item 6 for additional
     information concerning the terms of the Preferred Stock, the Warrants, the Investment Agreement and the Registration Rights Agreement.

          The Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraph, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock, the Warrants, or the Preferred Stock or to formulate other purposes, plans or proposals regarding the Company or the Common Stock, the Warrants or the Preferred Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

     Item 5.   Interest in Securities of the Issuer.

          The Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below. Such percentages have been calculated using information obtained from the Company on the basis of 2,149,286 shares of Common Stock issued and outstanding on January 12, 1998 and 2,850,000 issuable pursuant to the Warrants. Such calculations exclude the 2,079,146 shares of Common Stock that according to information obtained from the Company were issuable pursuant to other warrants and options as of January 12, 1998.

        A.     Imprimis

          (a) Aggregate number of shares of Common Stock beneficially owned: 2,280,000 (all of which is attributable to the Warrants)
               Percentage:  45.6%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 2,280,000
               3.  Sole power to dispose or to direct the
                   disposition: -0-
               4. Shared power to dispose or to direct the disposition: 2,280,000

          (c)  Other than the transactions described in Item 4 of this
               Schedule 13D, there were no transactions by Imprimis during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

     B.   Wexford Spectrum Investors LLC

          (a) Aggregate number of shares of Common Stock beneficially owned: 570,000 (all of which is attributable to the Warrants)
               Percentage: 11.4%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 570,000
               3.  Sole power to dispose or to direct the
                   disposition: -0-
               4. Shared power to dispose or to direct the disposition: 570,000

          (c)  Other than the transactions described in Item 4 of this
               Schedule 13D, there were no transactions by Wexford during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

     C.   Wexford Management

          (a) Aggregate number of shares of Common Stock beneficially owned: 2,850,000 (all of which are attributable to the Warrants)
               Percentage: 57.0%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 2,850,000
               3.  Sole power to dispose or to direct the
                   disposition: -0-
               4. Shared power to dispose or to direct the disposition: 2,850,000

          (c)  Other than the transactions described in Item 4 of this
               Schedule 13D, there were no transactions by Wexford Management during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

     C.   Joseph M. Jacobs

          (a) Aggregate number of shares of Common Stock beneficially owned: 2,850,000 (all of which are attributable to the Warrants)
               Percentage: 57.0%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 2,850,000
               3.  Sole power to dispose or to direct the
                   disposition: -0-
               4. Shared power to dispose or to direct the disposition: 2,850,000

          (c)  Other than the transactions described in Item 4 of this
               Schedule 13D, there were no transactions by Mr. Jacobs during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

     D.   Charles E. Davidson

          (a) Aggregate number of shares of Common Stock beneficially owned: 2,850,000 (all of which are attributable to the Warrants)
               Percentage: 57.0%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 2,850,000
               3.  Sole power to dispose or to direct the
                   disposition: -0-
               4. Shared power to dispose or to direct the disposition: 2,850,000

          (c)  Other than the transactions described in Item 4 of this
               Schedule 13D, there were no transactions by Mr. Davidson during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

          Wexford Management may, by reason of its status as manager of Imprimis and Wexford, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possess beneficial ownership.

          Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possesses beneficial ownership.

          Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Imprimis and Wexford beneficially own.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          See Items 2, 3, 4, and 5 above.

          The Investment Agreement provides for certain standard affirmative covenants and certain standard negative covenants restricting actions that may be taken by the Company for so long as any of the Preferred Stock and Warrants remain outstanding. The Investment Agreement also gives Wexford and Imprimis the right to approve the budget of the Company and requires the Company to maintain a "key man" insurance policy insuring the life of C. Thomas McMillen, the Chairman of the Company. Pursuant to the Investment Agreement, the Company issued $500,000 of senior secured notes on December 19, 1998 to Imprimis, all of which were repaid on January 13, 1998 from the proceeds of Wexford's and Imprimis' investment in the Preferred Stock and Warrants.

          The Registration Rights Agreement provides that the Company will, at any time after May 31, 1998, and when requested in writing by Imprimis and Wexford, use its best efforts to promptly register with the Securities and Exchange Commission all shares of Common Stock issuable pursuant to the Warrants requested to be registered. Wexford and Imprimis may make two such demands for registration at the expense of the Company, and may make a third demand registration, provided that they pay the expenses. Wexford and Imprimis are also entitled to certain piggyback registration rights.

          Subject to the limitations described below, the Warrants are exercisable for 2,850,000 shares of Common Stock at an exercise price per Warrant of $1.75 at any time through January 12, 2005, with the number of shares and exercise price subject to customary antidilution adjustments and a $0.25 reduction in the exercise price if the Company fails to register Common Stock for which the Warrants can be exercised pursuant to the Registration Rights Agreement.

          The Company may redeem Warrants exercisable for 300,000 shares of Common Stock (subject to antidilution adjustment) upon the occurrence of each of the following triggers, in each case at a redemption price of $0.01 per Warrant: (a) prior to January 1, 1999, if all of the Preferred Stock has been redeemed or repurchased by the Company prior to such date; (b) prior to March 31, 2000, if pre-tax earnings per share of the Common Stock for the fiscal year 1999 equals or exceeds $1.25 on a fully diluted basis;
     (c) prior to March 31, 2000, if pre-tax earnings per share of Common Stock for the combined fiscal years 1998 and 1999 equals or exceeds $1.90 on a fully diluted basis; (d) prior to March 31, 2001, if pre-tax earnings per share of Common Stock for the fiscal year 2000 equals or exceeds $2.00 on a fully diluted basis; and (e) prior to March 31, 2001, if pre-tax earnings per share of Common Stock for the combined fiscal years 1998, 1999 and 2000 equals or exceeds $4.10 on a fully diluted basis. Wexford and Imprimis may not exercise Warrants such that the Warrants available for redemption on any of those dates falls below the requisite number, with the effect that as of the date of this Schedule 13D Wexford and Imprimis together may only exercise Warrants for 1,350,000 of the aggregate of 2,850,000 shares of Common Stock issuable under the Warrants. Wexford and Imprimis have agreed not to exercise Warrants at any time that, after giving effect to such exercise, they would together own in excess of 50% of the then outstanding shares of Common Stock.

           The rights of holders of the Preferred Stock are set forth in a Certificate of Designation, Preferences and Rights filed with the Secretary of State of Delaware on January 12, 1998 (the "Certificate of Designation"). The Preferred Stock ranks prior to the Common Stock or any other class of stock of the Company, has an initial aggregate liquidation preference of $5,000,000 and provides for the payment of quarterly dividends from January 13, 1998 (in the case of 20% of the shares) or January 27, 1998 (in the case of 80% of the shares). Dividends accruing through December 31, 2000 will be payable at a per annum rate of 8% of the liquidation preference if payable in cash or 10% of the liquidation preference if payable in additional shares of Preferred Stock rate. Dividends accruing after December 31, 2000 will be payable at a per annum rate of 12% of the liquidation preference.

          The Preferred Stock is mandatorily redeemable at its liquidation preference plus accrued but unpaid dividends to the redemption date on the earlier of December 31, 2000 and the date of completion of any financing greater than $5,000,000 by the Company or any of its subsidiaries after the initial date of issuance of the Preferred Stock (excluding for such purposes up to $3,500,000 in proceeds received upon the exercise of certain warrants of the Company previously issued). The Preferred Stock is also mandatorily redeemable at its liquidation preference plus accrued but unpaid dividends to the redemption date in the event of a breach by the Company of its agreements under the Investment Agreement or the Certificate of Designation. The Certificate of Designation also provides that the Company shall take necessary actions to ensure that a designee of the holders of Preferred Stock is on the Board of Directors of the Company for so long as the Preferred Stock is outstanding.

          The Investment Agreement, the Registration Rights Agreement, the Warrants and the Certificate of Designation have been filed as exhibits to this Schedule 13D and are hereby incorporated by reference.

          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits.

               Exhibit I   --      Investment Agreement Among Complete
                                   Wellness Centers, Inc., Imprimis
                                   Investors LLC, and Wexford Spectrum
                                   Investors LLC, dated as of December
                                   19, 1997, without Exhibits

               Exhibit II  --      Promissory Note

               Exhibit III --      Pledge Agreement, dated as of
                                   December 19, 1997, between Complete
                                   Wellness Centers, Inc. and Imprimis
                                   Investors LLC

               Exhibit IV  --      Form of Security Agreement, dated as
                                   of December 19, 1997, between
                                   subsidiary of Complete Wellness
                                   Centers, Inc. and Imprimis Investors
                                   LLC

               Exhibit V --        Supplement to the Investment
                                   Agreement, dated January 12, 1998,
                                   without Exhibits

               Exhibit VI  --      Warrant, dated January 12, 1998,
                                   issued to Imprimis Investors LLC,
                                   without Exhibits

               Exhibit VII --      Warrant, dated January 12, 1998,
                                   issued to Wexford Spectrum Investors
                                   LLC, without Exhibits

               Exhibit VIII --     Registration Rights Agreement, dated
                                   as of January 12, 1998, By and Among
                                   Complete Wellness Centers, Inc.,
                                   Imprimis Investors LLC and Wexford
                                   Spectrum Investors LLC

               Exhibit IX --       Certificate of Designation,
                                   Preferences and Rights of the Senior
                                   Redeemable Preferred Stock ($.01 Par
                                   Value) of Complete Wellness Centers,
                                   Inc., filed with the Secretary of
                                   State of Delaware on January 12, 1998



                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: January 23, 1998

                                   IMPRIMIS INVESTORS LLC

                                        By:       /s/ Arthur H. Amron
                                           ---------------------------
                                        Name:     Arthur H. Amron
                                        Title:    Vice President

                                   WEXFORD SPECTRUM INVESTORS LLC

                                        By:       /s/ Arthur H. Amron
                                           ---------------------------
                                        Name:     Arthur H. Amron
                                        Title:    Vice President

                                   WEXFORD MANAGEMENT LLC

                                        By:       /s/ Arthur H. Amron
                                           ---------------------------
                                        Name:     Arthur H. Amron
                                        Title:    Senior Vice President

                                        /s/ Charles E. Davidson
                                        ------------------------------

                                         /s/ Joseph M. Jacobs
                                        ------------------------------
                                        /s/ Joseph M. Jacobs